UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building

No. 1 Shangdi East Road

Haidian District, Beijing 100085

People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/S/ KELVIN WING KEE LAU
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: May 17, 2010

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES FIRST QUARTER 2010

UNAUDITED FINANCIAL RESULTS

(Beijing – May 17, 2010) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the first quarter ended March 31, 2010.

First Quarter 2010 Highlights1

•	Total revenues were RMB625.0 million (USD91.6 million), an increase of 2.8% from 4Q09 and 47.0% from 1Q09

•	Gross profit was RMB537.9 million (USD78.8 million), an increase of 2.2% from 4Q09 and 45.9% from 1Q09

•

Operating profit was RMB323.2 million (USD47.3 million), an increase of 16.9% from 4Q09 and 40.3% from 1Q09. Non-GAAP operating profit[2] was RMB344.9 million (USD50.5 million), an increase of 15.6% from 4Q09 and 40.3% from 1Q09

•

Net income attributable to the Company’s shareholders was RMB305.2 million (USD44.7 million), an increase of 12.7% from 4Q09 and 41.6% from 1Q09. Non-GAAP net income attributable to the Company’s shareholders[2] was RMB327.0 million (USD47.9 million), an increase of 11.7% from 4Q09 and 41.6% from 1Q09

•

Basic and diluted earnings per ADS[3] were RMB6.12 (USD0.90) and RMB5.75 (USD0.84), respectively, as compared to RMB5.44 and RMB5.09, respectively, in 4Q09, and RMB4.14 and RMB3.96, respectively, in 1Q09. Non-GAAP basic and diluted earnings per ADS[2] were RMB6.56 (USD0.96) and RMB6.16 (USD0.90), respectively, as compared to RMB5.88 and RMB5.50, respectively, in 4Q09, and RMB4.43 and RMB4.25, respectively, in 1Q09

•	Established a wholly-owned subsidiary in Europe to expand the Company’s overseas operating capabilities

[1]	The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2010, which was RMB6.8258 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]	As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[3]	Each ADS represents five ordinary shares.

“We are pleased to announce our first quarter 2010 results,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “Our first quarter results came in line with our previous expectations as our games continued to perform well. Although we experienced some technical complications during some major updates on a recently launched new game, we have solved the problems and are working on a soon-to-be launched major expansion pack with a lot of enhanced content to further drive the user base. This was a valuable experience for us, and we will try our best to avoid similar issues in future developments for both new and existing games. Despite this occurrence and the adverse seasonality factors, we continued to grow the popularity of some of our existing games to deliver sequential growth.”

“We continue to focus on investing in our R&D team to further strengthen our game development capabilities. By doing so, we are able to deliver a strong and sustainable pipeline of notably differentiated games that span the 3D, 2.5D and 2D market segments. Our specialized game engines and production studios allow us to remain highly competitive in the industry as we build franchises that include flagship titles in each of these market segments.”

“Our overseas expansion continues to progress and we are quite satisfied with the development so far. We continued to sign new licensing agreements with various overseas game operators and are strengthening our penetration worldwide. Our U.S. operations are also progressing well. We recently launched ‘Battle of the Immortals’ in North America through our wholly-owned subsidiary in the U.S. The initial feedback has been very positive. Furthermore, in April, we acquired C&C Media Co., Ltd. (“C&C Media”), our long-term Japanese operation partner, to capture the growth opportunities in Japan and further expand our overseas operating capabilities.”

“As a part of our growth strategy, we continuously monitor the market for acquisition opportunities that will generate synergies with our core business. I am excited to announce some recent developments on this front. We recently made a strategic investment to acquire a majority stake in Runic Games, Inc. (“Runic Games”), a top-tier game development studio based in the U.S., to further strengthen our R&D capabilities. By collaborating more closely with Runic’s professional team, we seek to combine their creativity and expertise in game development with our deep understanding of the online game market to create global titles. We also exercised an option to increase our stake in Chengdu Ye Net Science and Technology Development Co., Ltd. (“Ye Net”), a web game developer and operator. Through enhanced control, we believe we will have greater flexibility to generate valuable synergies between the web game business and our core business.”

“We are excited about the prospects that our industry presents and believe we are well-positioned to capture future opportunities. We will continue to dedicate our strong resources to longer-term projects to effectively lengthen the life cycle of both new and existing games that meet the expectations from game players around the world. Our long-term oriented management team is committed to driving the sustainable growth of our Company while increasing value for our shareholders.”

First Quarter 2010 Financial Results

Total Revenues

Total revenues were RMB625.0 million (USD91.6 million) in 1Q10, an increase of 2.8%, or RMB17.1 million, from RMB607.9 million in 4Q09, and an increase of 47.0%, or RMB199.9 million, from RMB425.1 million in 1Q09.

Online game operation revenues were RMB569.7 million (USD83.5 million) in 1Q10, an increase of 5.2%, or RMB27.9 million, from RMB541.8 million in 4Q09, and an increase of 51.0%, or RMB192.5 million, from RMB377.2 million in 1Q09. The sequential growth in online game operation revenues was primarily attributable to the continued popularity of some of the Company’s existing games and a series of successful in-game promotions and marketing activities.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 993,000 in 1Q10, as compared to 1,157,000 in 4Q09 and 615,000 in 1Q09. The active paying customers (APC) for games operated in mainland China under the item-based revenue model was approximately 1,670,000 in 1Q10, as compared to 2,188,000 in 4Q09 and 1,464,000 in 1Q09. The average revenue per active paying customer (ARPU) for games operated in mainland China under the item-based revenue model was RMB306 in 1Q10, as compared to RMB223 in 4Q09 and RMB244 in 1Q09. ACU and APC decreased by 14.2% and 23.7%, respectively, from 4Q09. This was mainly due to some technical complications that occurred during some major updates on a recently launched new game, as well as the adverse seasonality factors and more aggressive anti-cheating efforts adopted by the Company. However, the Company still managed to increase ARPU by 37.2% from 4Q09 through a series of successful promotions.

Overseas licensing revenues were RMB53.4 million (USD7.8 million) in 1Q10, as compared to RMB61.7 million in 4Q09 and RMB48.0 million in 1Q09. The decrease from 4Q09 was mainly attributed to a decline in usage-based royalty fees due to adverse seasonality in certain overseas markets, and a decrease in initial license fees as the Company did not commercially launch any game in overseas market in 1Q10.

Film, television and other revenues were RMB2.0 million (USD0.3 million) in 1Q10, as compared to RMB4.5 million in 4Q09 and Nil in 1Q09.

Cost of Revenues

The cost of revenues was RMB87.1 million (USD12.8 million) in 1Q10, as compared to RMB81.5 million in 4Q09 and RMB56.4 million in 1Q09.

The online game related cost was RMB87.1 million (USD12.8 million) in 1Q10, as compared to RMB79.8 million in 4Q09 and RMB56.4 million in 1Q09. The increase from 4Q09 was mainly due to an increase in staff related cost and depreciation expense.

The film, television and other cost was RMB24.9 thousand (USD3.6 thousand) in 1Q10, as compared to RMB1.7 million in 4Q09 and Nil in 1Q09.

Gross Profit and Gross Margin

Gross profit was RMB537.9 million (USD78.8 million) in 1Q10, an increase of 2.2%, or RMB11.5 million, from RMB526.4 million in 4Q09, and an increase of 45.9%, or RMB169.2 million, from RMB368.7 million in 1Q09. Gross margin was 86.1% in 1Q10, as compared to 86.6% in 4Q09 and 86.7% in 1Q09.

Operating Expenses

Operating expenses were RMB214.8 million (USD31.5 million) in 1Q10, as compared to RMB249.8 million in 4Q09 and RMB138.3 million in 1Q09. The decrease in operating expenses from 4Q09 was mainly attributed to lower sales and marketing expenses, and was partially offset by higher general and administrative expenses and R&D expenses.

Sales and marketing expenses decreased by 34.1%, or RMB42.5 million, from RMB124.7 million in 4Q09 to RMB82.2 million (USD12.0 million) in 1Q10. This was largely due to lower advertising and promotional expenses as the Company did not launch new game in 1Q10. In addition, the decrease from 4Q09 was also attributable to the special charge of approximately RMB17.5 million in 4Q09 associated with a change in the estimated useful lives of certain intangible assets acquired from InterServ which are related to outsourcing services.

R&D expenses increased by 1.2%, or RMB0.9 million, from RMB76.9 million in 4Q09 to RMB77.8 million (USD11.4 million) in 1Q10. The increase from 4Q09 was primarily due to an increase in staff cost as the Company continued to expand its R&D talent pool.

General and administrative expenses increased by 13.5%, or RMB6.5 million, from RMB48.3 million in 4Q09 to RMB54.8 million (USD8.0 million) in 1Q10. The increase from 4Q09 was mainly due to an increase in professional service expenses.

Operating Profit

Operating profit was RMB323.2 million (USD47.3 million) in 1Q10, an increase of 16.9%, or RMB46.6 million, from RMB276.5 million in 4Q09, and an increase of 40.3%, or RMB92.8 million, from RMB230.4 million in 1Q09. Non-GAAP operating profit was RMB344.9 million (USD50.5 million) in 1Q10, an increase of 15.6%, or RMB46.5 million, from RMB298.5 million in 4Q09, and an increase of 40.3%, or RMB99.1 million, from RMB245.8 million in 1Q09.

Total Other Income

Total other income was RMB10.5 million (USD1.5 million) in 1Q10, as compared to RMB11.8 million in 4Q09 and RMB5.0 million in 1Q09.

Income Tax Expense

Income tax expense was RMB28.7 million (USD4.2 million) in 1Q10, as compared to RMB17.5 million in 4Q09 and RMB19.9 million in 1Q09. Beijing Perfect World Software Co., Ltd. (“PW Software”), the Company’s wholly-owned subsidiary, is qualified as a high and new technology enterprise and was entitled to a tax exemption in 2007, 2008 and 2009 and enjoys a 50% reduction of its applicable corporate income tax rate in 2010. The corporate income tax applied to PW Software in 1Q10 caused the increase in income tax expense from 4Q09. If PW Software will continue to be qualified as high and new technology enterprise from 2011 to 2012, it will continue to be entitled to a 50% reduction of its applicable corporate income tax rate from 2011 to 2012.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB305.2 million (USD44.7 million) in 1Q10, an increase of 12.7%, or RMB34.3 million, from RMB270.8 million in 4Q09, and an increase of 41.6%, or RMB89.7 million, from RMB215.4 million in 1Q09. Non-GAAP net income attributable to the Company’s shareholders was RMB327.0 million (USD47.9 million) in 1Q10, an increase of 11.7%, or RMB34.2 million, from RMB292.8 million in 4Q09, and an increase of 41.6%, or RMB96.1 million, from RMB230.9 million in 1Q09.

Basic and diluted earnings per ADS were RMB6.12 (USD0.90) and RMB5.75 (USD0.84), respectively, in 1Q10, as compared to RMB5.44 and RMB5.09, respectively, in 4Q09, and RMB4.14 and RMB3.96, respectively, in 1Q09. Non-GAAP basic and diluted earnings per ADS were RMB6.56 (USD0.96) and RMB6.16 (USD0.90), respectively, in 1Q10, as compared to RMB5.88 and RMB5.50, respectively, in 4Q09, and RMB4.43 and RMB4.25, respectively, in 1Q09.

Cash and Cash Equivalents

As of March 31, 2010, the Company had RMB1,876.9 million (USD275.0 million) of cash and cash equivalents, as compared to RMB1,567.2 million as of December 31, 2009. The increase was mainly due to net cash inflow generated from the Company’s online game operations.

Recent Developments

Acquisition of C&C Media Co., Ltd.

In April 2010, the Company acquired C&C Media, a Japanese online game operator, to capture the growth opportunities in Japan and expand the Company’s overseas operating capabilities. C&C Media is currently operating six games in Japan, including four games developed by Perfect World.

Investment in Runic Games, Inc.

In May 2010, the Company acquired a majority stake in Runic Games, a specialized developer of PC-based entertainment software in the U.S., at the consideration of approximately US$8.4 million. Runic Games has a team of experienced developers, including leads on “Diablo,” “Diablo II,” “Diablo II: Lord of Destruction,” “Fate,” “Hellgate: London” and “Mythos.” Runic Games has developed and released a single-player action-RPG “Torchlight,” and is currently developing the MMORPG version of “Torchlight.” This strategic investment will allow the Company to further enhance its strong R&D capabilities, and leverage Runic Games’ creative and professional development team to create global titles through enhanced control and a closer collaboration.

Investment in Chengdu Ye Net Science and Technology Development Co., Ltd.

In April 2010, Chengdu Perfect World Network Technology Co., Ltd. (“Chengdu PW Network”), an entity controlled by the Company, exercised an option to acquire an additional stake in Ye Net, a web game developer and operator. Following the completion of the transaction, the Company’s effective equity stake in Ye Net will be increased to 80%. This investment provides the Company with enhanced control and greater flexibility in generating synergies between the web game business and the Company’s core business.

Business Outlook

Based on the Company’s current operations, total revenues for the second quarter of 2010 are expected to be between RMB594 million and RMB625 million, representing an increase of 14% to 20% on a year-over-year basis, and a flat to mild decline on a sequential basis. In order to lengthen the life cycle of the Company’s existing games to maintain sustainable growth, the Company decided to decelerate some of the in-game promotions and monetization activities in the second quarter to further nurture the games and grow user base. In addition, this also reflects the impact of suspending game services in response to the one-day national mourning on April 21, 2010 for earthquake victims in Yushu, Qinghai Province.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 8:00 am Eastern Daylight Time (8:00 pm, Beijing time) on Monday, May 17, 2010.

The dial-in details for the live conference call are as follows:

•U.S. Toll Free Number:	1-866-519-4004
•International Dial-in Number:	+65-6723-9381
•Mainland China Toll Free Number:	10-800-819-0121
•Hong Kong Toll Free Number:	80-093-0346
•U.K. Toll Free Number:	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 am Eastern Daylight Time, May 24, 2010.

The dial-in details for the replay are as follows:

•U.S. Toll Free Number:	1-866-214-5335
•International Dial-in Number:	+61-2-8235-5000
Conference ID: 7973 (PWRD)

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently introduce popular games that are designed to cater to changing customer preferences and market trends promptly. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals” and “Fantasy Zhu Xian;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operations in North America and Japan. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of May 17, 2010, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +86-10-5971-2001

Fax: +86-10-5971-2001

Email: rhu@christensenir.com

Perfect World Co., Ltd.

Unaudited Consolidated Balance Sheets

	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,567,165,156	1,876,900,991	274,971,577
Restricted cash	5,033,996	5,047,708	739,504
Short-term investments	30,000,000	—	—
Accounts receivable, net	90,435,732	63,408,486	9,289,532
Due from related parties	159,100	159,100	23,309
Prepayment and other assets	54,262,066	72,924,572	10,683,666
Deferred tax assets	3,048,654	3,464,697	507,588

Total current assets	1,750,104,704	2,021,905,554	296,215,176

Non current assets
Equity investments	30,471,237	28,964,386	4,243,369
Film and television cost	14,508,195	16,625,800	2,435,729
Property, equipment, and software, net	244,069,532	249,285,971	36,521,136
Construction in progress	771,265,335	784,651,843	114,953,829
Intangible assets, net	36,930,233	54,796,424	8,027,839
Goodwill	116,256,000	116,256,000	17,031,850
Prepayments and other assets	42,516,514	56,700,243	8,306,754
Deferred tax assets	2,895,739	2,857,116	418,576

Total assets	3,009,017,489	3,332,043,337	488,154,258

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	92,131,878	69,967,910	10,250,507
Advances from customers	88,944,437	104,008,285	15,237,523
Salary and welfare payable	99,629,630	45,207,092	6,622,973
Taxes payable	35,503,484	45,865,801	6,719,476
Accrued expenses and other liabilities	40,055,495	83,923,838	12,295,092
Due to related party	5,650,616	5,657,757	828,878
Deferred revenues	280,584,152	280,307,267	41,065,848
Deferred tax liabilities	22,488,342	23,921,819	3,504,618

Total current liabilities	664,988,034	658,859,769	96,524,915
Deferred revenues	28,479,618	25,967,324	3,804,290

Total liabilities	693,467,652	684,827,093	100,329,205

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 49,171,190 Class A ordinary shares issued and outstanding, 199,957,195 Class B ordinary shares issued outstanding as of December 31, 2009; 10,000,000,000 shares authorized, 44,171,190 Class A ordinary shares issued and outstanding, 206,132,945 Class B ordinary shares issued and outstanding as of March 31, 2010)	198,506	199,309	29,199
Additional paid-in capital	381,099,428	407,572,908	59,710,643
Statutory reserves	181,563,507	181,563,507	26,599,594
Accumulated other comprehensive loss	(65,453,442)	(65,238,302)	(9,557,605)
Retained earnings	1,799,851,169	2,105,015,331	308,391,007

Total Perfect World Shareholders’ Equity	2,297,259,168	2,629,112,753	385,172,838
Non-controlling interests	18,290,669	18,103,491	2,652,215

Total Shareholders’ Equity	2,315,549,837	2,647,216,244	387,825,053

Total Liabilities and Shareholders’ Equity	3,009,017,489	3,332,043,337	488,154,258

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	377,173,678	541,773,555	569,713,235	83,464,683
Overseas licensing revenues	47,968,592	61,651,444	53,377,895	7,820,020
Film, television and other revenues	—	4,474,322	1,952,484	286,045

Total Revenues	425,142,270	607,899,321	625,043,614	91,570,748
Cost of revenues
Online game related cost	(56,442,843)	(79,781,617)	(87,105,440)	(12,761,206)
Film, television and other cost	—	(1,735,088)	(24,887)	(3,646)

Total cost of revenues	(56,442,843)	(81,516,705)	(87,130,327)	(12,764,852)

Gross profit	368,699,427	526,382,616	537,913,287	78,805,896
Operating expenses
Research and development expenses	(56,958,268)	(76,912,046)	(77,808,074)	(11,399,114)
Sales and marketing expenses	(50,924,583)	(124,655,400)	(82,159,508)	(12,036,612)
General and administrative expenses	(30,438,140)	(48,280,933)	(54,795,477)	(8,027,700)

Total operating expenses	(138,320,991)	(249,848,379)	(214,763,059)	(31,463,426)

Operating profit	230,378,436	276,534,237	323,150,228	47,342,470

Other income/(expenses)
Investment loss	(625,045)	(1,279,762)	(1,506,851)	(220,758)
Interest income	3,274,619	5,169,231	5,258,399	770,371
Others, net	2,359,971	7,874,430	6,766,026	991,243

Total other income	5,009,545	11,763,899	10,517,574	1,540,856

Profit before tax	235,387,981	288,298,136	333,667,802	48,883,326
Income tax expense	(19,942,929)	(17,534,886)	(28,690,818)	(4,203,290)

Net income	215,445,052	270,763,250	304,976,984	44,680,036

Add: Net loss attributable to non-controlling interests	—	86,162	187,178	27,422

Net income attributable to the Company’s shareholders	215,445,052	270,849,412	305,164,162	44,707,458

Net earnings per share, basic	0.83	1.09	1.22	0.18
Net earnings per share, diluted	0.79	1.02	1.15	0.17
Net earnings per ADS, basic	4.14	5.44	6.12	0.90
Net earnings per ADS, diluted	3.96	5.09	5.75	0.84

Shares used in calculating basic net earnings per share	260,412,419	248,945,580	249,384,104	249,384,104
Shares used in calculating diluted net earnings per share	271,768,450	265,982,221	265,565,857	265,565,857

Total share-based compensation cost included in:
Cost of revenues	(1,079,899)	(1,149,174)	(1,693,246)	(248,066)
Research and development expenses	(6,976,521)	(11,363,609)	(9,404,410)	(1,377,774)
Sales and marketing expenses	(1,595,196)	(1,602,599)	(2,271,910)	(332,842)
General and administrative expenses	(5,766,248)	(7,839,431)	(8,423,397)	(1,234,053)

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Cash Flows

	Three months ended
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	USD

Cash flows from operating activities:
Net income	215,445,052	270,763,250	304,976,984	44,680,036
Adjustments for:
Share-based compensation cost	15,417,864	21,954,813	21,792,963	3,192,735
Depreciation and amortization expense	9,370,560	32,447,920	17,836,399	2,613,085
Exchange loss	49,792	113,749	261,907	38,370
Investment loss	625,045	1,279,762	1,506,851	220,758
Loss from disposal of property, equipment, and software	67,569	399,425	116,071	17,005
Changes in assets and liabilities:
Accounts receivable	(19,038,659)	48,265,298	26,856,675	3,934,581
Current prepayments and other assets	(6,622,458)	9,939,338	(16,375,737)	(2,399,094)
Deferred tax assets	(75,319)	(3,573,707)	(395,925)	(58,004)
Film and television cost	—	(14,508,195)	(2,117,605)	(310,235)
Due from/to related parties	—	(565,138)	7,141	1,046
Non-current prepayments and other assets	1,050,366	747,629	(14,499,468)	(2,124,215)
Accounts payable	11,651,065	1,582,299	(20,794,672)	(3,046,481)
Advances from customers	(2,690,605)	(26,140,988)	15,065,334	2,207,116
Salary and welfare payable	(25,700,751)	21,649,640	(54,413,418)	(7,971,728)
Taxes payable	35,855,955	8,812,168	10,371,267	1,519,421
Accrued expenses and other liabilities	5,868,313	(1,137,447)	43,930,792	6,435,992
Deferred revenues	26,784,532	3,303,923	(2,592,055)	(379,744)
Deferred tax liabilities	(18,139,092)	2,741,097	1,433,477	210,009
Deferred government grants	—	(1,450,000)	—	—

Net cash provided by operating activities	249,919,229	376,624,836	332,966,981	48,780,653

Cash flows from investing activities:
Purchase of property, equipment, and software	(14,221,383)	(48,302,540)	(35,135,276)	(5,147,422)
Purchase of intangible assets	—	(1,313,235)	(20,492,670)	(3,002,237)
Decrease of restricted cash	135,361,200	—	—	—
Cash paid for business acquisitions, net of cash acquired	(154,554,000)	—	—	—
Purchase of short-term investments	(40,000,000)	—	—	—
Maturities of short-term investments	—	40,000,000	30,000,000	4,395,089
Decrease in loan receivable	—	3,780,000	—	—

Net cash used in investing activities	(73,414,183)	(5,835,775)	(25,627,946)	(3,754,570)

Cash flows from financing activities:
Exercise of share options	334,433	2,304,395	2,306,091	337,849
Repurchase of Company shares	(523,583,215)	—	—	—

Net cash (used in) / provided by financing activities	(523,248,782)	2,304,395	2,306,091	337,849

Effect of exchange rate changes on cash and cash equivalents	110,412	87,971	90,709	13,289

Net (decrease) / increase in cash	(346,633,324)	373,181,427	309,735,835	45,377,221

Cash and cash equivalents, beginning of the period	1,333,075,731	1,193,983,729	1,567,165,156	229,594,356

Cash and cash equivalents, end of the period	986,442,407	1,567,165,156	1,876,900,991	274,971,577

Supplemental disclosures of cash flow information:

Cash paid during the period for income taxes	(2,575,784)	(16,849,182)	(14,420,198)	(2,112,602)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	USD

GAAP operating profit	230,378,436	276,534,237	323,150,228	47,342,470
Share based compensation charge	15,417,864	21,954,813	21,792,963	3,192,735

Non-GAAP operating profit	245,796,300	298,489,050	344,943,191	50,535,205

GAAP net income attributable to the Company’s shareholders	215,445,052	270,849,412	305,164,162	44,707,458
Share based compensation charge	15,417,864	21,954,813	21,792,963	3,192,735

Non-GAAP net income attributable to the Company’s shareholders	230,862,916	292,804,225	326,957,125	47,900,193

GAAP net earnings per ADS
- Basic	4.14	5.44	6.12	0.90
- Diluted	3.96	5.09	5.75	0.84

Non-GAAP net earnings per ADS
- Basic	4.43	5.88	6.56	0.96
- Diluted	4.25	5.50	6.16	0.90

ADSs used in calculating net earnings per ADS
- Basic	52,082,484	49,789,116	49,876,821	49,876,821
- Diluted	54,353,690	53,196,444	53,113,171	53,113,171